FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Holdings US AG 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc

Jersey (Channel Islands)

Block 2, Miesian Plaza, 50-58 Baggot Street Lower

Dublin 2

Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Holdings US AG

401(k) Savings Plan

Financial Statements as of and for

the Years Ended December 31, 2017 and 2016,

 Supplemental Schedule as of December 31, 2017,

and Report of Independent Registered Public Accounting Firm

SHIRE Holdings US AG 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5–15

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2017	16

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator

Shire Holdings US AG 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Shire Holdings US AG 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error of fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

We have served as the Plan’s auditor since 2011.

West Chester, Pennsylvania

June 27, 2018

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Investments at fair value:
Mutual funds	$468,838,765	$378,745,874
Shire plc stock	36,916,665	48,082,276
Stable value common collective trust fund	31,601,385	29,559,892
Common collective trust funds	322,971,833	244,016,189
Participant-directed brokerage accounts	6,340,788	4,021,127
Total investments at fair value	866,669,436	704,425,358

Receivables:
Employer contributions	5,707,922	5,636,678
Other receivable	6,349	65,166
Notes receivable from participants	9,329,730	8,464,816
Total receivables	15,044,001	14,166,660

NET ASSETS AVAILABLE FOR BENEFITS	$881,713,437	$718,592,018

See accompanying notes to financial statements.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
ADDITIONS:
Investment Activity:
Net appreciation (depreciation) in fair value of investments	$106,154,584	$22,380,749
Interest and dividends	20,252,254	19,560,407
Total Investment Activity	126,406,838	41,941,156

Interest Income on Notes Receivable from Participants:	373,258	306,673

Contributions:
Participant	52,138,617	49,868,873
Participant rollovers	19,151,736	25,387,353
Employer	47,232,932	45,229,190
Total Contributions	118,523,285	120,485,416

TOTAL ADDITIONS:	245,303,381	162,733,245

DEDUCTIONS:
Benefits paid to participants	(81,571,708)	(75,007,870)
Administrative expenses	(610,254)	(214,981)
TOTAL DEDUCTIONS:	(82,181,962)	(75,222,851)

Net Increase	163,121,419	87,510,394

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	718,592,018	631,081,624
End of year	$881,713,437	$718,592,018

See accompanying notes to financial statements.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of the following participating employers: Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development LLC, Shire Regulatory Inc., Shire Human Genetic Therapies, Inc., Shire Regenerative Medicine LLC, Shire Pharmaceuticals LLC, Shire ViroPharma Incorporated, ViroPharma Biologics, Inc., SARcode Bioscience, Inc., Lumena Pharmaceuticals LLC, Shire-NPS Pharmaceuticals, Inc., and Dyax Corp. (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining 18 years of age.

Effective January 1, 2018, the Baxalta Incorporated and Subsidiaries Incentive Investment Plan (the “Baxalta Plan”) was merged with the Plan. For additional information regarding this merger, see Note 9.

Effective December 22, 2016, an amendment was made to close the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”) to future contributions. Any participant who did not proactively redirect their investment allocation from the Shire Stock Fund was placed by default in the age appropriate Fidelity Institutional Asset Management (“FIAM”) Target Date Fund.

Effective January 22, 2016, the Company acquired Dyax Corp. Dyax Corp. sponsored the Dyax Corp. 401(k) Profit Sharing Plan (the “Dyax Plan”) that was terminated in accordance with the Company’s acquisition of Dyax Corp. Effective January 22, 2016, participants of the Dyax Plan were eligible to enter the Plan. In addition, during 2016, $128,330 of participant notes receivable from the Dyax Plan was transferred into the Plan.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan. Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan. Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in section 401(k) of the Internal Revenue Code (“IRC”). In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Stock Fund, the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Contributions — Each year, participants may defer up to 90% of eligible compensation made to pre-tax, Roth, and after-tax contributions, as defined by the Plan, subject to certain IRC limitations. IRC limitations for pre-tax and Roth contributions were $18,000 for 2017 and 2016 calendar years. The IRC limitation for pre-tax, Roth, after-tax, and employer matching contributions was the lesser of 100% of the participant’s eligible compensation or $54,000 for 2017 and $53,000 for 2016 calendar years. If an employee has attained age 50 before the end of the calendar year, pre-tax and Roth contributions may be made at any time throughout the year up to an additional contribution limit of $6,000 for 2017 and 2016 calendar years. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans into the Plan. New hires and rehires are automatically enrolled in the Plan at an initial pre-tax deferral rate of 3% of compensation. Participants have the option at any time to increase or decrease their deferral percentage. Employees have a 30-day window to opt out of the initial 3% deferral rate.

The Company elected to make Safe Harbor matching contributions in 2017 and 2016 in accordance with statutory requirements. Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of eligible compensation. Additional discretionary amounts may be contributed at the option of the Company. There were no discretionary contributions made in 2017 and 2016.

See Note 9 for a description of changes to the Plan effective January 1, 2018.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, common collective trust funds, participant-directed brokerage accounts, and Shire plc stock through the Shire Stock Fund until the fund was frozen effective December 22, 2016. Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate FIAM Target Date Fund; however, participants may change their investment funds at any time. All Company contributions are invested in a portfolio of investments directed by the participant. As of December 22, 2016, the Shire Stock Fund was closed to new contributions. Prior to this amendment, contributions to the Shire Stock Fund were limited to no more than 50% of a participant’s deferral contribution and no more than 50% of a participant’s entire balance as a whole.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses that are not paid by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their deferral and rollover contributions. Subject to Safe Harbor requirements, participants of the Plan are generally 100% vested immediately in the company’s employer matching contributions plus actual earnings thereon.

See Note 9 for a description of changes to the Plan effective January 1, 2018.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The notes are secured by the balance in the participant’s account and bear a fixed rate of interest based on the prime interest rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Administrative Expenses — Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to participant maintenance and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Effective January 1, 2017, the Plan amended the service agreement for administrative expenses from a fixed basis point structure (6.5 bps) to a fixed dollar charge at $15.50/participant per quarter.

Revenue Sharing — Effective January 1, 2017, the Plan is no longer participating in a revenue sharing agreement with Fidelity. Prior to 2017, under the terms of the revenue sharing agreement the Plan earned revenue credits based upon the Plan’s holdings that Fidelity funded to the Plan quarterly. The Plan Administrator may direct Fidelity to use amounts held in the revenue credit account to reimburse the Employer for fees and expenses associated with services provided to the Plan, or pay vendors, including Fidelity or third parties, directly. Amounts unused for expenses may be allocated to participant accounts in accordance with the agreement. During 2017 and 2016, $0 was allocated to participants’ accounts from the revenue sharing account on a pro rata basis according to their account balances. For plan years 2017 and 2016, Fidelity contributed $10,916 and $295,863, respectively, in revenue sharing credits to the Plan. In addition, during 2017 and 2016 the Plan used $46,166 and $16,599, respectively, of these credits to offset plan expenses. At December 31, 2017 and 2016, the balance in the revenue sharing credit account was $408,646 and $437,662, respectively.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited. Upon the earlier of a participant receiving a distribution or incurring five consecutive one-year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2017 and 2016 forfeited non-vested accounts totaled $14,111 and $62,848, respectively. During the years ended December 31, 2017 and 2016, forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $29,100 and $36,177, respectively. During 2017 and 2016, employer matching contributions were reduced by $46,772 and $0, respectively, from forfeited non-vested accounts.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Plan Amendments —

•	Effective December 22, 2016, there was an amendment to close the Shire Stock Fund to new contributions. After this amendment date, any contributions that were not redirected by the individual participants to another investment option are being allocated to the applicable FIAM Target Date Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Cash balances may exceed federally insured limits. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date in an active market. See Note 4 for discussion of fair value measurements. Shares of the Company stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Units of the common collective trust funds, including the stable value common collective trust fund, are valued using the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund. Participant-directed brokerage accounts are valued at quoted market prices of the underlying investments.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Credits earned during the year through the revenue sharing agreement are also included in net appreciation (depreciation), see Note 1.

Expenses of the plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed as incurred. A provision for doubtful accounts has not been recorded as of December 31, 2017 or 2016. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid.

3.	Stable value Common collective trust fund

Effective October 1, 2013, the Plan is invested in the Fidelity Managed Income Portfolio II fund (the “Fund”), which is a common collective trust. The Fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.

The Fund invests in underlying assets including fixed income securities, which may include US Treasury and agency bonds, corporate bonds, mortgage backed securities, commercial mortgage backed securities, asset backed securities, and shares of money market funds. The Fund may also invest in futures contracts, option contracts, and swap agreements. In addition, the Fund maintains a wrapper contract issued by insurance companies and other financial institutions designed to allow the portfolio to maintain a constant NAV and to protect the portfolio in extreme circumstances. All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Fund agreement.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participant-directed withdrawals of the Fund may be made on a daily basis. Participant-directed exchanges to another investment option may be made on a daily basis as long as the exchange is not directed into a competing fund (money market funds or specific other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a completing fund may occur. Withdrawals directed by the Plan must be preceded by written notice to the Fund’s trustee 12 months in advance.

4.	INVESTMENTS

Fair Value Measurements — The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2017 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Shire plc common stock	$36,916,665	$—	$—	$36,916,665
Mutual funds	468,838,765	—	—	468,838,765
Participant-directed brokerage accounts	6,340,788	—	—	6,340,788

Total assets in the fair value hierarchy	$512,096,218	$—	$—	$512,096,218

Investments measured at net asset value (a)				354,573,218

Total investments measured at fair value				$866,669,436

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Investments measured at fair value consisted of the following types of instruments as of December 31, 2016 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Shire plc common stock	$48,082,276	$—	$—	$48,082,276
Mutual funds	378,745,874	—	—	378,745,874
Participant-directed brokerage accounts	4,021,127	—	—	4,021,127

Total assets in the fair value hierarchy	$430,849,277	$—	$—	$430,849,277

Investments measured at net asset value (a)				273,576,081

Total investments measured at fair value				$704,425,358

(a)	In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The valuation techniques used to measure fair value of the investments are included in Note 2. The described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Investments Measured at NAV – The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II	$31,601,385	$—	Daily	12 months
FIAM TD 2055 POOL S	$6,931,311	$—	Daily	30 days
FIAM TD 2060 POOL S	$553,576	$—	Daily	30 days
FIAM TD INCOME CP S	$2,246,015	$—	Daily	30 days
FIAM TD 2005 POOL S	$635,818	$—	Daily	30 days
FIAM TD 2010 POOL S	$1,423,955	$—	Daily	30 days
FIAM TD 2015 POOL S	$4,995,441	$—	Daily	30 days
FIAM TD 2020 POOL S	$26,868,678	$—	Daily	30 days
FIAM TD 2025 POOL S	$29,979,347	$—	Daily	30 days
FIAM TD 2030 POOL S	$49,326,562	$—	Daily	30 days
FIAM TD 2035 POOL S	$58,761,679	$—	Daily	30 days
FIAM TD 2040 POOL S	$66,599,912	$—	Daily	30 days
FIAM TD 2045 POOL S	$51,308,090	$—	Daily	30 days
FIAM TD 2050 POOL S	$23,341,449	$—	Daily	30 days

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II	$29,559,892	$—	Daily	12 months
FIAM TD 2055 POOL S	$3,664,076	$—	Daily	30 days
FIAM TD 2060 POOL S	$300,824	$—	Daily	30 days
FIAM TD INCOME CP S	$2,212,598	$—	Daily	30 days
FIAM TD 2005 POOL S	$163,090	$—	Daily	30 days
FIAM TD 2010 POOL S	$1,236,394	$—	Daily	30 days
FIAM TD 2015 POOL S	$4,542,697	$—	Daily	30 days
FIAM TD 2020 POOL S	$22,273,274	$—	Daily	30 days
FIAM TD 2025 POOL S	$23,327,046	$—	Daily	30 days
FIAM TD 2030 POOL S	$40,645,155	$—	Daily	30 days
FIAM TD 2035 POOL S	$42,548,147	$—	Daily	30 days
FIAM TD 2040 POOL S	$51,462,489	$—	Daily	30 days
FIAM TD 2045 POOL S	$35,370,920	$—	Daily	30 days
FIAM TD 2050 POOL S	$16,269,479	$—	Daily	30 days

During the years ended December 31, 2017 and 2016, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $106,154,584 and $22,380,749, respectively.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

5.	exempt party-in-interest and related party TRANSACTIONS

Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative fees have been paid through a revenue sharing agreement with Fidelity rather than direct payments, see Note 1. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. In addition, the Plan invests in Shire plc common stock. Shire Holdings US AG is the Plan sponsor and, therefore, these transactions qualify as related party and party-in-interest transactions. The Plan held 237,981 and 282,199 shares of the Shire Stock Fund at a fair value of $36,916,665 and $48,082,276 at December 31, 2017 and 2016, respectively. In connection with the Shire Stock Fund, the Plan earned $246,082 and $229,480 in dividends in 2017 and 2016, respectively. The Plan also carries notes receivable from participants, which are party-in-interest transactions.

6.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable determination letter from the Internal Revenue Service (“IRS”) on March 31, 2014, and the Plan also received a favorable determination letter from the IRS, dated June 17, 2004, both stating that the Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

8.	RECONCILIATION of financial statements TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016.

	2017	2016

Net assets available for benefits per the financial statements	$881,713,437	$718,592,018
Adjustment from NAV to fair value for common collective trusts	(65,743)	102,375
Net assets available for benefits per Form 5500, Schedule H Part I (line l)	$881,647,694	$718,694,393

For the years ended December 31, 2017 and 2016, the following is a reconciliation of the net increase per the financial statements to net income per the Form 5500:

	2017	2016
Net increase per the financial statements	$163,121,419	$87,510,394
Prior year adjustment from NAV to fair value for common collective trusts	(102,375)	(212,168)
Current year adjustment from NAV to fair value for common collective trusts	(65,743)	102,375

Net income per 5500, Schedule H, Part II (line k)	$162,953,301	$87,400,601

9.	SUBSEQUENT EVENTS

Plan management has evaluated subsequent events through June 27, 2018, the date the financial statements were issued.

Effective January 1, 2018, the Plan merged with the Baxalta Plan. The Baxalta Plan’s funds and participants’ balances in the Baxalta Plan were transferred to a participant account with Fidelity Investments (Fidelity) and invested in an appropriate Target Date Retirement Fund. Balances held in the Shire stock fund were transferred in-kind as Shire stock and are held with Fidelity. Balances held in self-directed accounts within the Baxalta Plan were transferred to similarly self-directed accounts with the Plan. The Plan merger also resulted in changes to certain provisions of the Plan as of the January 1, 2018 effective date as follows:

•	The Plan now covers substantially all part-time and full-time employees of the following participating employers: Baxalta Incorporated, Baxalta US Inc., Baxalta Worldwide LLC, Baxalta Export Corporation, and BioLife Plasma L.L.C.

•	Participants are entitled to receive safe harbor matching contributions in an amount equal to 100% of the first 5% of the eligible Participant’s Compensation contributed to the Plan. New hires and rehires are automatically enrolled in the Plan at an initial pre-tax deferral rate of 5% of

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

compensation. Participants have the option at any time to increase or decrease their deferral percentage. Employees have a 30-day window to opt out of the initial 5% deferral rate.

•	The Plan has adopted a Discretionary Non-elective Employer Contribution of 2% which is granted to the participant with a requirement that they are still a hired employee of the Company as of December 31 of the current year.

•	Discretionary Non-elective employer contributions vest 100% after 3 years of service with any of the covered subsidiaries.

•	Effective January 1, 2018, the Plan service agreement revised the administrative expenses to the new annual fixed dollar charge of $8.75/participant per quarter. The revenue credit agreement has also been reinstituted to the Plan for 2018 to coincide with the new fixed fee administrative expenses for participants.

•	In January of 2018, approximately $703,400,000 in assets from the Baxalta Plan were transferred to the Plan which included $17,300,000 of participant notes receivable.

In May, 2018, the Shire plc Board of Directors recommended to its shareholders that they accept a purchase offer from Takeda Pharmaceuticals to acquire Shire plc and all of its subsidiaries. No additional details are available that require further disclosure.

SUPPLEMENTAL SCHEDULE

SHIRE HOLDINGS US AG 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017 Plan # 001 EIN 61-1323690

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Value

	MUTUAL FUNDS—
*	Fidelity Investments	Fidelity Cash Reserves	**	$108,581
	Natixis Funds	Loomis Sayles Strategic Income N	**	18,259,527
	MFS	MFS® Mid Cap Value Fund Class R6	**	24,274,064
	T. Rowe Price	T. Rowe Price Dividend Growth Fund I	**	42,709,440
	Putnam	Putnam Equity Income Fund R6	**	39,482,581
	American Funds	American Funds EuroPacific Growth R6	**	36,220,766
	Delaware	Delaware Small Cap Value R6	**	20,670,589
	Oppenheimer Funds	Oppenheimer Developing Markets I	**	27,081,638
	Carillon Eagle	Eagle Small Cap Growth R6	**	31,913,185
	Franklin	Franklin Growth Series Class R6	**	43,998,760
	Victory Munder	Victory Munder Mid Cap Growth Fund	**	37,532,647
	JPMorgan	JPMorgan Core Plus Bond Fund	**	31,533,554
*	Fidelity Investments	Fidelity Extended Market Index Investor Premium	**	24,894,803
*	Fidelity Investments	Fidelity 500 Index Institutional Premium	**	70,810,058
*	Fidelity Investments	Fidelity International Index Institutional	**	8,945,974
*	Fidelity Investments	Fidelity US Bond Index Premium	**	10,402,598

	PARTICIPANT-DIRECTED FUNDS—
*	Fidelity Brokerage Link	Participant-Directed Brokerage Account	**	6,340,788

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	**	36,916,665

	COMMON COLLECTIVE TRUSTS—
*	Fidelity Investments	Fidelity Managed Income Portfolio II, Class 1	**	31,601,385	(a)
*	Fidelity Investments	FIAM TD 2055 POOL S	**	6,931,311	(a)
*	Fidelity Investments	FIAM TD 2060 POOL S	**	553,576	(a)
*	Fidelity Investments	FIAM TD INCOME CP S	**	2,246,015	(a)
*	Fidelity Investments	FIAM TD 2005 POOL S	**	635,818	(a)
*	Fidelity Investments	FIAM TD 2010 POOL S	**	1,423,955	(a)
*	Fidelity Investments	FIAM TD 2015 POOL S	**	4,995,441	(a)
*	Fidelity Investments	FIAM TD 2020 POOL S	**	26,868,678	(a)
*	Fidelity Investments	FIAM TD 2025 POOL S	**	29,979,347	(a)
*	Fidelity Investments	FIAM TD 2030 POOL S	**	49,326,562	(a)
*	Fidelity Investments	FIAM TD 2035 POOL S	**	58,761,679	(a)
*	Fidelity Investments	FIAM TD 2040 POOL S	**	66,599,912	(a)
*	Fidelity Investments	FIAM TD 2045 POOL S	**	51,308,090	(a)
*	Fidelity Investments	FIAM TD 2050 POOL S	**	23,341,449	(a)

*	PARTICIPANT NOTES RECEIVABLE—
	Participant Notes Receivable	Interest rates at 3.25% to 10.50%	-0-	9,329,730

*	Party-in-interest.

**	Cost data has been omitted for participant directed investments.

(a)	Reported at the fund's Net Asset Value.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shire Holdings US AG 401(k) Savings Plan
(Name of Plan)

/s/ Scott Fleming
Scott Fleming
Plan Administrator

/s/ Christopher A. Nicholas
Christopher A. Nicholas, CPA
VP, Shared Service Center Americas (SSCA)

Date: June 27, 2018